Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
 (Amounts in thousands except ratio)

	Three Months Ended
	March 31,
	2011	2010
Earnings:
Income from continuing operations before income taxes	$63,815	$35,948
Adjustments:
Fixed charges	17,332	23,654
Loss from equity investees	586	322
Amortization of capitalized interest	25	35
Capitalized interest	(118)	(115)
	$81,640	$59,844

Fixed Charges:
Interest expense	$15,610	$22,120
Portion of rental expense representative of interest	1,604	1,419
Capitalized interest	118	115
	$17,332	$23,654

Ratio of earnings to fixed charges	4.71	2.53